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                            June 28, 2024

       Martin J. Bonick
       Chief Executive Officer
       Ardent Health Partners, LLC
       340 Seven Springs Way, Suite 100
       Brentwood, Tennessee 37027

                                                        Re: Ardent Health
Partners, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-280425

       Dear Martin J. Bonick:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed June 21, 2024

       Risk Factors
       Risks related to our business and industry
       We are subject to a variety of operational, legal and financial risks associated with outsourcing functions to third parties., page 42

   1. Please expand on the disclosure in this risk factor to note that, during the year ended
                                                        December 31, 2023 and
the three months ended March 31, 2024, approximately 90.6%
                                                        and 90.9% of your total
revenue, respectively, was collected via the master service
                                                        agreement with
Ensemble. To the extent material, please also address any risks resulting from the initial
seven-year term of the Ensemble master service agreement, note whether
                                                        Ensemble is required to
achieve any minimum performance requirements, and disclose
                                                        whether you have any
applicable termination rights under the terms of the master service agreement.
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
June       NameArdent Health Partners, LLC
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
Notes to consolidated financial statements, page F-13

2. Please provide the disclosures required by ASC 855-10-50-1, including the specific date through which subsequent events have been evaluated. Address this disclosure requirement in your interim financial statements as well.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:      Samir A. Gandhi, Esq.